

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 25, 2015

Michael Choo
President
Adama Technologies, Inc.
5005 Elbow Drive SW, Suite 207
Calgary, Alberta T2S2T6

> **Re: Adama Technologies, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed November 6, 2015**
> **File No. 000-53738**

Dear Mr. Choo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. It appears that you have not filed an Item 1.01 Form 8-K for your planned merger with Incubator Holdings, Inc. Please advise. In addition, please clarify that the transaction represents a change in control for purposes of Item 5.01 of Form 8-K and is expected to represent a change in shell company status for purposes of Item 5.06. Please file a Form 8-K to provide the information required by the applicable items of Form 8-K.

2. Please confirm your understanding that your Form 8-K disclosure must provide financial statements for the appropriate periods, as well as the pro forma financial information required by Item 9.01(c) of Form 8-K, and update your management's discussion and analysis required by Item 303 of Regulation S-K accordingly.

3.   Please identify the shareholder(s) that have provided written consent and disclose the relationship to the company and respective capital stock ownership.

4.   Please be advised that pursuant to Item 1 of Schedule 14C, the information statement must provide all of the information regarding the proposed transaction, including financial statements, required pursuant to Item 14 of Schedule 14A.

<u>Security Ownership of Certain Beneficial Owners and Management</u>

5.   Please provide all of the information required by Item 403 of Regulation S-K, as required by Item 6(d) of Schedule 14A, which applies to you per Item 1 of Schedule 14C. Note that Item 403 requires disclosure with respect to beneficial owners of more than five percent of "any class of the registrant's voting securities." In this regard, please clarify your disclosure to clearly show ownership of your outstanding preferred stock, the conversion calculation of preferred stock into common stock and the voting power of your outstanding preferred stock relative to your common stock. In revising the beneficial ownership table, please disclose the total amount of common stock and preferred stock issued and outstanding and include separate columns indicating common stock ownership, preferred stock ownership and total voting power. Please also include the natural persons who have or share voting or investment power over any entities included in the table.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788, or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Robert Hipple, Esq.